UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

SIENTRA, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

82621J105
(CUSIP Number)

Norman H. Pessin
Brian L. Pessin
400 E 51st St
PH 31
New York, New York 10022
(917) 887-1982
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82621J105	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,670,923[1]

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
5,670,923

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,670,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Consists of 5,670,923 shares of common stock and warrants to purchase 1,315,000 shares of common stock at $0.46 per share.

CUSIP No. 82621J105	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Brian L. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
875,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
875,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
875,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 82621J105	13D	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock" or the “Shares”) of Sientra, Inc. (the "Issuer"), whose principal executive offices are located at Suite 200, 420 South Fairview Avenue, Santa Barbara, CA 93117.

Item 2.	Identity and Background.

This Schedule 13D is being filed by and for Norman H. Pessin and Brian L. Pessin (each a “Reporting Person”).  Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1)	Norman H. Pessin
		400 E 51st St, PH 31
		New York, NY 10022
	2)	Brian L. Pessin
		65 E 76th St, Apt 3DE
		New York, NY 10021

Principal Occupation:	1)	Investor
	2)	Investor

Criminal Convictions:	1)	None
	2)	None

Civil Proceedings:	1)	None
	2)	None

Citizenship:	1)	United States
	2)	United States

Item 3.	Source or Amount of Funds or Other Consideration.

The aggregate purchase price of the 5,670,923 shares of Common Stock owned by Norman H. Pessin is approximately $1,432,232.48, including brokerage commissions.  The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds.  The aggregate purchase price of the 875,000 shares of Common Stock owned by Brian L. Pessin is approximately $193,288.30, including brokerage commissions.  The shares of Common Stock owned by Brian L. Pessin were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 82621J105	13D	Page 5 of 6 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Norman H. Pessin owns 5,670,923 shares of Common Stock of the Issuer, constituting 5.6% of the outstanding shares thereof.  Brian L. Pessin owns 875,000 shares of Common Stock of the Issuer, constituting 0.9% of the outstanding shares thereof.

Norman H. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.  Brian L. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.

Schedule A attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  Norman H. Pessin acquired 1,315,000 shares pursuant to prospectus offering dated October 21, 2022.  The prospectus offering included warrants to purchase 1,315,000 shares of common stock at 0.46 per share.  All other transactions were effected in the open market.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Norman H. Pessin

Brian L. Pessin
November 14, 2022

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

Transactions in the Securities of the Issuer During the Past 60 Days

Shares of Common Stock Bought	Price Per Share ($)	Date of Purchase

Norman H. Pessin

	1,315,000.38	10/21/2022[2]
	400,000.22	10/27/2022
	560,100.22	10/28/2022
	400,000.26	10/31/2022
	530,942.25	11/1/2022
	626,747.21	11/3/2022
	595,122.20	11/4/2022
	700,000.19	11/7/2022
	343,000.18	11/8/2022
	200,000.20	11/9/2022

Brian L. Pessin

	600,000.22	10/27/2022
	275,000.22	10/28/2022

2 1,315,000 shares were purchased pursuant to prospectus offering dated October 21, 2022.  Purchase included warrants to purchase up to 1,315,000 shares of common stock at exercise price of 0.46 per share.